Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

Contact Information:

Valeant Pharmaceuticals:

Investors:

Laurie W. Little

Valeant Pharmaceuticals International, Inc.

949-461-6002

laurie.little@valeant.com

Media:

Renee E. Soto/Meghan Gavigan

Sard Verbinnen & Co.

212-687-8080

rsoto@sardverb.com / mgavigan@sardverb.com

VALEANT COMMENCES EXCHANGE OFFER FOR ALLERGAN

LAVAL, Quebec, June 18, 2014 – Valeant Pharmaceuticals International, Inc. (“Valeant”) (NYSE: VRX) (TSX: VRX) today announced that it has commenced an exchange offer for the common stock of Allergan, Inc. (“Allergan”) (NYSE: AGN), taking its May 30th proposal directly to Allergan stockholders. Under the terms of the offer, Allergan stockholders would be able to elect to exchange each of their Allergan shares for $72.00 in cash and 0.83 Valeant common shares, or an amount of cash, or a number of Valeant common shares, in each case subject to proration. The amount of the all cash and all stock elections would be determined prior to the expiration of the exchange offer and would be set so that the implied value of all three elections would be the same based on the average closing prices of the Valeant common shares during an averaging period described in the offering documents. The offer is scheduled to expire at 5:00 p.m., New York City time, on August 15, 2014, unless the offer is extended. Valeant expects to complete a second-step merger promptly following the consummation of the exchange offer in order to acquire the remaining Allergan shares.

“We believe Allergan’s stockholders should have the opportunity to express their views and we are confident that Allergan’s stockholders will support this combination,” said J. Michael Pearson, chairman and chief executive officer. “This offer, together with Pershing Square’s ongoing efforts to call a special meeting of Allergan stockholders, is part of Valeant’s clear path to complete a transaction with Allergan.”

Valeant also indicated it remains willing to provide shareholders with a contingent value right related to DARPin® sales if Allergan engages in negotiations to work out the exact terms.

The offer is being made on the terms and subject to the conditions set forth in the offer to exchange, dated June 18, 2014, included in the registration statement filed with the Securities and Exchange Commission today. The conditions include removal of various anti-takeover obstacles that the Allergan board has the unilateral ability to remove, the tender of a majority of the total number of outstanding Allergan shares on a fully diluted basis and expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other applicable antitrust laws and regulations. The exchange offer is also conditioned on the vote by Valeant shareholders to approve the issuance of Valeant common shares in the acquisition, and Valeant will file a preliminary proxy statement with respect to a special meeting of Valeant shareholders promptly.

About Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer. In addition, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

###